Richard E. Chandler, Jr.	D/D: 281/233-5400	rchandler@smith.com
Senior Vice President, General Counsel	Fax: 281/233-5908
& Corporate Secretary
July 25, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall
John W. Madison
Sandy Eisen
Tim Levenberg
Chris White

Re:	Smith International, Inc.
Form S-4 (File No. 333-151897) filed June 24, 2008 and amended
June 25, 2008 and July 21, 2008
Form 10-K (File No. 01-08514) filed February 29, 2008
Schedule 14A (File No. 1-08514) filed April 11, 2008
Ladies and Gentlemen:
     On behalf of Smith International, Inc. (the “Company” or “we”), I hereby submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated July 18, 2008, with respect to the above-referenced filings.
     This letter is being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter to you by overnight mail.
     For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company.

Securities and Exchange Commission
July 25, 2008

Form S-4
Risk Factors, page 7
1.	We note your response to prior comment number 2. Please update the risk factors in your Form S-4 to correspond with the sample language provided in your response letter.

Response:

The Company updated the risk factors in the Form S-4 amended on July 21, 2008 to correspond with the sample language provided in the response letter dated July 16, 2008.
Form 10-K for the Fiscal Year Ended December 31, 2007
Financial Statements
Revenue recognition policy, page 35
2.	We note your response to prior comment number 4 with respect to your compliance with Regulation S-X, Rule 5-03(b)(1) and (2). Please clarify why you believe that you are not required to implement the appropriate operational or administrative modifications which would enable you to accumulate the necessary information in order to comply with this disclosure requirement. As part of your response, please explain whether it is impracticable to separate your components of revenue and cost of sales because of system limitations or because you are unable to separate bundled elements in multiple element arrangements under the applicable revenue recognition guidance.

Response:
As it relates to your inquiry of our bundled element offerings, we believe the Company’s arrangements for multiple deliverables do not meet the separation requirements of EITF 00-21, because we do not have objective and reliable evidence of the fair value of the undelivered items in our multiple element arrangements as required by paragraph 9(b) (further discussed in our response to Question 3 below).

Additionally, we respectfully acknowledge the requirements of Regulation S-X, Rule 5-03 (b)(1) and (2), and reiterate our comments in our response letter dated July 16, 2008. Further, the Company does not believe that we could derive a reasonable allocation method in order to report such revenue and cost components into products, services and rentals, respectively, due to the undelivered elements associated with our sales and costs subject to the accounting prescribed under EITF 00-21. In addition, the Company believes that presenting separate revenue and cost of revenue based on highly subjective allocations (that are not derived from objective and reliable evidence of fair value) would not provide an improved presentation of the various revenue and cost components from our integrated offerings. In light of the above discussion and due to the fact that our Distribution segment substantially contains product sales only, the Company could prospectively modify its statements of operations presentation to separately disclose revenue and cost of revenue components for the Oilfield and Distribution segments to provide improved insight to the users of Smith’s financial statements. Additionally, we believe it would be appropriate to enhance our revenue recognition policy footnote to discuss the multiple element arrangements that are common in our Oilfield segment. The Company would incorporate these changes on a prospective basis beginning with the Form 10-Q report for the period ended June 30, 2008.

Securities and Exchange Commission
July 25, 2008

3.	We note the example you have provided in response to comment number 4 which indicates your sales arrangements routinely have separate elements for products and installation, inspection and repair/maintenance services. Please clarify how you apply the guidance of EITF 00-21 and FTB 90-1 to allocate revenue to the separate elements of your multiple element arrangements for recognition purposes.

Response:

We acknowledge the Company has sales arrangements involving multiple deliverables that are within the scope of EITF 00-21. Although certain of our deliverables have standalone value (i.e. products which are non-proprietary and of a commodity-type nature), we believe the associated services of the undelivered items are unique — providing no objective and reliable evidence of their fair value. Accordingly, we believe we properly combine deliverables as a single unit of accounting.

More specifically, the Company provides product and service components jointly in these arrangements and the delivered items either do not have value on a standalone basis and/or there is not objective and reliable evidence of the fair value of the undelivered items. EITF 00-21 requires that all of the criteria set forth in Paragraph 9 (a) — (c) be met for the delivered items to be considered separate units of accounting.

The service components of our multiple deliverable arrangements are of short duration (typically 5 — 30 days) and revenues are not recognized until the project is completed. These services are not sold separate from the product and customers cannot contract other vendors to provide a similar service as it is unique to the operation of the Company’s tool.

For illustration purposes, we will explain how we apply the guidance of EITF 00-21 to the example cited in our previous response to Question 4 regarding a customer request for a downhole tool and related service components. In certain instances the tool (delivered item) has standalone value because it is of a non-proprietary nature (i.e. a standard drilling jar or collar or other common tool provided by other vendors); however, if the tool is unique or consists of a technology that only the Company offers, the Company would not offer this product on a standalone basis and the customer would not contractually be able to resell the product - therefore the item would not have standalone value.

In a scenario where the delivered item (tool) was deemed to have standalone value, we would then determine if “there is objective and reliable evidence of the fair value of the undelivered items” — which in our example would be the service components related to the skilled individuals responsible for operating the tool and inspecting/repairing the tool when returned. The services (“undelivered items”) provided by the Company related to these arrangements are unique and there is not objective and reliable evidence of their fair value.

In accordance with Paragraph 10 of EITF 00-21 we believe the appropriate recognition of revenue for these arrangements is to combine deliverables as a single unit of accounting. Moreover, revenue is not recognized for the products delivered/service provided until the final element has been delivered, which in this example culminates when the tools have been returned to our facilities and the related inspection/repair has been completed. As a result, our revenue recognition is in accordance with the four criteria set forth in SAB Topic 13.

In addition, we note the Staff’s reference to FTB 90-1 and respectfully submit that this guidance is not applicable to our business as we do not offer separately priced extended warranty or product maintenance contracts.

Securities and Exchange Commission
July 25, 2008

4.	We note from your disclosure that you also generate revenue from rentals. Please clarify the significant terms of your rental arrangements and whether such revenues are bundled as a separate element in your multiple element arrangements. If so, please explain how you apply EITF 00-21 to allocate revenue to your rental revenue. In addition, explain whether these rentals are considered leases in the scope of SFAS 13.

Response:
The Company generates revenues from a rental fleet of oilfield tools and equipment which are provided on an as needed basis via customer authorizations for expenditure, service agreements, purchase orders or other similar documentation — depending upon the extent/requirements of each customer’s project(s). The rental period for the equipment varies on a project-to-project basis; however, the typical rental period ranges from five to 30 days. The tools and equipment are typically accompanied by skilled personnel that install, operate and/or supervise the running of the tools and equipment. These arrangements are very similar to the sales arrangements discussed in the response to Question 3 above and therefore we apply the guidance of EITF 00-21 in the same manner to these rental revenues.

These rental arrangements are not considered leases in the scope of SFAS 13. In support of our conclusion that these arrangements do not contain a lease, we have considered EITF 01-8. The guidance set forth in Paragraphs 10 and 11 of EITF 01-8 indicate that if the fulfillment of an arrangement is not dependent on the use of specified (explicitly or implicitly) equipment, then the arrangement does not contain a lease. The tools and equipment in the Company’s rental fleet are not explicitly or implicitly identified in our rental arrangements as customers simply request a type or size of tool/equipment (of which there are duplicates in the fleet). In addition, the rented equipment can be readily replaced with an alternative piece of equipment from the fleet without harm to the economics or practicality of the arrangement. Furthermore, in consideration of the guidance set forth in Paragraph B10 of EITF 01-8, these arrangements do not include: (1) a specific “lease term” as defined in paragraph 5(f) of SFAS 13 (equipment provided on an as needed basis for an unspecified period or usage); (2) provisions for a specific measure of use; nor (3) a contingency related to a specified future event.

Securities and Exchange Commission
July 25, 2008

5.	We note your response to prior comment number 5 with regard to your determination that M-I SWACO, Smith Technologies and Smith Services units qualify for aggregation under the guidance included in paragraph 17 of SFAS 131. Please clarify how you have evaluated the differences in the gross margin of the operating segments when determining that you have met the aggregation criteria of SFAS 131. In addition, please explain how you have evaluated other economic characteristics such as sales growth, return on assets employed and operating cash flows when determining that these segments have similar economic characteristics. We refer you to Question 8 in the FASB SFAS 131 Q&A which states that gross margin is used in this guidance only as an example.

Response:

In accordance with the aggregation guidance set forth in Paragraph 17 of SFAS 131, we consider the economic characteristics, nature of the products and services, production processes, customer base and methods of distributing our products and services to our customers. Paragraph 17 sets forth that “aggregation is appropriate” if “aggregation is consistent with the objective and basic principles of this statement” which Paragraph 3 summarizes as “to provide information about the different types of business activities in which an enterprise engages”. Our Oilfield operating segments are all viewed as having the same business activity: providing products and services related to drilling and completing oil and natural gas wells. We believe we have a sufficient basis for concluding that M-I SWACO, Smith Technologies and Smith Services are very similar with respect to the criteria in Paragraph 17 (a) — (d).

With respect to our consideration of economic characteristics, we do not prepare a stand-alone balance sheet for some of our units nor do these units receive a full burden of allocated corporate costs. Therefore, potential economic criteria such as return on assets employed or separate operating cash flow metrics are not available.

We regard revenue growth as the most significant economic criteria for the Company as it is the most congruent with our underlying business activities and a key metric for our investors and the industry. Worldwide drilling rig activity levels, which are influenced by commodity prices, dictate the level of demand for our products and services; therefore, our revenues generally directly correlate with drilling activity. We believe our revenue growth rates for both the current global energy cycle (2002 — 2007) and on a longer-term (10-year) basis indicate a very high degree of similarity in the Oilfield operating segments. In addition, there is a high degree of correlation, across all of the Oilfield operating segments, between revenue growth and the compound annual growth rate in crude oil prices.

We also monitor metrics related to the gross margin of each operating segment to assess the degree of similarity in our economic characteristics. The underlying mix of products/services provided and the various geographic markets in which we provide them often influence point-in-time gross profit margins if not viewed as part of a longer-term trend. Therefore, we analyze compound growth rates of the unit’s gross profit dollars over the cycle, just as we do revenues, to ascertain the economic similarities of the operating segments over time and to evaluate the future prospects and trends of each unit.

Securities and Exchange Commission
July 25, 2008

Finally, we also monitor the absolute gross profit margins of each business on a period-to-period basis, recognizing that the aforementioned shifts in geographic, product and customer mix impact this metric. The “differences in the gross margins of the operating segments” that the Staff refers to in the question above are viewed as comparable and consistent by the Company — with all three units currently generating margins in excess of 35 percent, with any perceived variances between the units expected to become even more comparable on a prospective basis due to trends experienced over the past several years. Furthermore, the perceived differences in gross profit margins were not evaluated as overshadowing the similarities evidenced in both the revenue and gross profit compound growth rate metrics which are considered more meaningful based on the similar business activities of our Oilfield operating segments.
We note the Staff’s reference to Question 8 in the FASB SFAS 131 Q&A which states that “gross margin is used only as an example and that evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances”. We believe that our facts and circumstances require consideration of all the criteria set forth in Paragraph 17 of SFAS 131 when formulating our subjective aggregation judgment. Our cumulative evaluation of all the criteria lead us to believe that when considered in totality, the basis we have used to aggregate the Oilfield operating segments is reasonable and supportable.
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     This is to confirm that we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned (telephone no. 281-233-5400) should you require further information or have any questions.

Sincerely,
/s/ Richard E. Chandler, Jr.
Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Secretary